August 3, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Innoviz Technologies Ltd.

Registration Statement on Form F-1

Filed July 27, 2021

Registration No. 333-258203

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 5, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Innoviz Technologies Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420, or in his absence, Ryan J. Lynch at (713) 546-7404, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Eldar Cegla
Chief Financial Officer

cc:	Ryan J. Maierson

Ryan J. Lynch